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                           October 4, 2021

       Philip Falcone
       Chief Executive Officer
       Madison Technologies Inc.
       450 Park Avenue, 30th Floor
       New York, NY 10022

                                                        Re: Madison
Technologies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2021
                                                            File No. 333-259846

       Dear Mr. Falcone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacey
Peikin at 202-551-6223 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services